082-04578

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

28 March 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

08001560

SUPPL

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

dlw 3/31

Enc

28 March 2008

Centrica plc shareholder documentation

Copies of the following documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's document viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade
London E14 5HS

- Annual Report and Accounts 2007
- Annual Review and Summary Financial Statements 2007
- Notice of Annual General Meeting 2008
- Proxy Form relating to the Annual General Meeting

The Annual Report and Accounts 2007, Annual Review and Summary Financial Statements 2007 and Notice of Annual General Meeting are also available on the Company's website at www.centrica.com/reports2007

Enquiries:

Centrica Investor Relations	01753 494900
Centrica Media Relations	01753 494086

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	28 March, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	3 (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

28 March 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

Enc

28 March 2008

Centrica plc shareholder documentation

Copies of the following documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's document viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade
London E14 5HS

- Annual Report and Accounts 2007
- Annual Review and Summary Financial Statements 2007
- Notice of Annual General Meeting 2008
- Proxy Form relating to the Annual General Meeting

The Annual Report and Accounts 2007, Annual Review and Summary Financial Statements 2007 and Notice of Annual General Meeting are also available on the Company's website at www.centrica.com/reports2007

Enquiries:

Centrica Investor Relations	01753 494900
Centrica Media Relations	01753 494086

ERSTE BANK
ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

RECEIVED
2008 MAR 31 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten Seite(n) einschließlich dieser.
Transmission consists of page(s) including this .

Nachricht/Message

Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **08.01.2007**

INVESTOR INFORMATION

Vienna, 26 March 2008

Erste Bank sells insurance operations for EUR 1,445m and signs 15 year distribution agreement with Vienna Insurance Group

- Erste Bank to sell s Versicherung and its CEE insurance subsidiaries as well as the insurance subsidiaries of BCR to Vienna Insurance Group (VIG). Erste Bank or its respective CEE banking subsidiaries will retain a 5% share in each of the local life insurance companies
- Both companies sign a 15 year distribution agreement. Erste Bank and VIG will become preferred partners and will mutually distribute their products to their more than 20 million customers in a region of 120 million people.
- The total transaction price is EUR 1,445m (corresponding to a price/gross written premium multiple of 1.2x).
- Proceeds will be used to strengthen the capital base. Tier 1 ratio will increase by some 70 basis points.
- Closing is expected in Q3 2008.
- Erste Bank's financial targets for 2008 and 2009 – excluding this transaction's impact - remain unchanged.

Subject to competition authorities and the local insurance regulators' approval, Erste Bank der oesterreichischen Sparkassen AG will sell its insurance investments including s Versicherung in Austria and in the countries of Central and Eastern Europe to WIENER STÄDTISCHE Versicherung AG - Vienna Insurance Group (VIG). The agreement was signed today by the two CEOs Andreas Treichl and Günter Geyer after the resolutions were passed by the respective supervisory bodies.

In addition to the sale of the insurance subsidiaries, a distribution co-operation agreement was signed by the two groups. This agreement has a term of 15 years and will form the basis for closer co-operation between Erste Bank and VIG. In the agreement, the two partners commit to sell each other's products through their respective sales channels, and to give them preferential treatment. This provides VIG with access to over 2,900 branches and to the over 16 million Erste Bank customers in the region. In return, Erste Bank gains access to around 10 million VIG customers, in those countries in which both partners are currently active.

VIG has been a partner of Erste Bank Group in the P&C insurance business for many years. In this context, the non-life business of Erste Bank's Czech insurance subsidiary was sold to VIG in 2004. The transfer of the life insurance business therefore is as a logical next step and will allow Erste Bank to concentrate on its core business, namely, selling financial services.

"With this transaction Erste Bank and VIG prove that successful long-term co-operation between independent partners does not need significant cross-shareholdings. In addition we secure VIG's strong CEE customer base for us, creating additional cross-selling potential for our products", states Andreas Treichl, CEO of Erste Bank commenting on the transaction.

As a measure to strengthen the distribution partnership, Erste Bank and the local subsidiaries will each retain 5% in the local life insurance companies. As the insurance company, Donau Versicherung, in which VIG has a controlling interest, already owns 10% of s Versicherung, in Austria Erste Bank will sell only around 85% of s Versicherung to VIG. s Versicherung has participation in almost all local insurance subsidiaries (except for Romania).

The total value of the transaction based on the valuation for 100% of the insurance companies would correspond to a purchase price of EUR 1,600m and thus to a price/gross written premium multiple of 1.2x. As a result of the ownership structure, the total value of the proceeds for Erste Bank is EUR 1,445m. The transaction comprises the sale of shares of all life insurance companies and the P&C insurance company of BCR in Romania as well as the country distribution agreements for 15 years between the local banks and the local insurance companies.

The net effect on consolidated income for Erste Bank (after taxes and minorities) will amount to nearly EUR 1,000m, taking into account the netted carrying values of the assets sold. The distribution agreement will most likely be deferred over 15 years according to IFRS, leading to an expected positive net profit contribution of above EUR 600m in 2008.
Erste Bank will use this income to strengthen its equity base (tier 1 ratio will rise by around 70 basis points) and thus expand the company's strategic flexibility. The tier 1 ratio at year-end 2008 is therefore expected to be in excess of 8%.

The proceeds from the sale of the local insurance subsidiaries and from the distribution agreements will flow into the results of the local subsidiaries.

The strong market position of s Versicherung and its subsidiaries in the countries of Central and Eastern Europe as well as the insurance subsidiary of BCR will help VIG to broaden its market position in CEE. The premium income from insurance activities of the Erste Bank Group was just below EUR 1,300m in 2007.

The closing of the transaction is expected in Q3 2008, subject to the approval of the competition authorities and the local insurance regulators.

Overview of insurance operations:

Erste Bank in Austria: Sparkassen Versicherungs AG (s Versicherung)

As part of this transaction, s Versicherung, the second largest Austrian life insurer, in which Erste Bank presently holds a stake of around 90%, will be sold to VIG subject to approval of the local management and supervisory boards as well as the local competition authorities and the local insurance regulators. Erste Bank will retain a 5% stake in s Versicherung. Total gross premiums written in Austria amounted to EUR 808.6m in 2007.

Česká spořitelna: Pojišťovna České spořitelny, a.s.

The fourth-largest insurance company in the Czech Republic, Pojišťovna České spořitelny, a.s. (PCS), is owned 55.25% by Česká spořitelna and 44.75% by s Versicherung. It will be sold to VIG within the scope of this transaction following approval of the local management and supervisory boards as well as the local competition authorities and the local insurance regulators. Česká spořitelna will retain a 5% stake. The annual total gross premiums written by PCS were EUR 232.9m in 2007

Slovenská sporiteľňa: Poisťovňa Slovenskej sporiteľne, a.s.

Poisťovňa Slovenskej sporiteľne, a.s is the ninth-largest insurance company in Slovakia and owned in equal parts by Erste Bank, Slovenská sporiteľňa and s Versicherung. Subject to approval of the local management and supervisory boards as well as the local competition authorities and the local insurance regulators, 95% of Poisťovňa Slovenskej sporiteľne will be sold to VIG. A share of 5% will be retained by Slovenská spořitelna. Total gross premiums written by the company amounted to EUR 24.8m in 2007.

Erste Bank Croatia: Erste Sparkassen osiguranje d.d. za životno osiguranje

With total gross premiums written of EUR 8.9m, the Croatian Erste Sparkassen osiguranje d.d. za životno osiguranje is number twelve in the Croatian market for life insurance. Erste Osiguranje is owned 26% by Erste Bank Croatia and 74% by s Versicherung. Subject to approval of the local management and supervisory boards as well as the local competition authorities and the local insurance regulators, 95% of the company will be sold to VIG. A share of 5% will be retained by Erste Bank Croatia.

Erste Bank Hungary: Erste Sparkassen Biztosító Zrt.

Erste Sparkassen Biztosító Zrt. is owned 100% by s Versicherung and had total gross premiums written of EUR 36.0m in 2007. Subject to approval of the local management and supervisory boards as well as the local competition authorities and the local insurance regulators, 95% of the company will be sold to VIG. A share of 5% will be retained by Erste Bank Hungary.

Banca Comercială Română: BCR Asigurari and BCR Asigurari de Viata

In Romania, VIG will – subject to approval of the local management and supervisory boards as well as the local competition authorities and the local insurance regulators – acquire majority stakes in the Romanian life insurance and the non-life insurance companies BCR Asigurari de Viata and BCR Asigurari von der Banca Comercială Română (BCR). As in the other countries, a share of 5% in the life insurance company BCR Asigurari de Viata will remain with BCR. The remaining shares are held in free float. Total gross premiums written from life insurance were EUR 24.8m in 2007 and premium income from non-life insurance was EUR 155.1m.

Serbia/Ukraine

In Serbia and the Ukraine, Erste Bank does not have insurance operations that are being sold within the scope of the transaction. Nonetheless, in these two countries, a 15-year distribution agreement has been signed by the local banks and the corresponding insurance companies of VIG.

Erste Bank was advised by Merrill Lynch, Erste Bank Corporate Finance and Wolf Theiss & Partner.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	Date:	31 March, 2008
Fax:	001 202-772-9207	Ref:	Stock Exchange Announcement
From:	Secretariat	No. of pages	3 (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

RECEIVED
2008 MAR 31 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

31 March 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

Enc

31 March 2008

Centrica appoints new MD Centrica Energy & Europe

Centrica plc today announced the appointment of Mark Hanafin as its new Managing Director (MD) Centrica Energy & Europe, reporting to Chief Executive, Sam Laidlaw. Mr Hanafin will be a Board Director of Centrica plc and a member of the Company's Executive Committee. Mr Hanafin will replace Centrica's current MD Centrica Energy & Europe, Jake Ulrich who will be retiring from the company at the end of July 2008. Mr Ulrich will resign as a director of the Centrica Board at the conclusion of the Annual General Meeting on 12 May 2008.

Mark Hanafin will join Centrica on 14 July 2008 from Shell, where he is President and Chief Executive Officer of Shell Energy North America based in Houston. Mr Ulrich, who has led Centrica's upstream operations for 11 years, will remain in post until Mr Hanafin joins Centrica and will also continue to be a member of the Centrica Executive Committee until 31 July 2008.

Mr Hanafin has been at Shell for 21 years, holding a number of senior management roles in marketing, trading and supply chain management before promotion to his current role which covers responsibilities in both the USA and Europe. Mr Hanafin is a Chartered Engineer with a First Class Honours degree from Brunel University.

Commenting on the appointment, Centrica Chairman, Roger Carr said, "I am delighted that Mark is joining the team to support Sam in our continued objective of growing the upstream business. I would like to thank Jake for the great contribution that he has made at Centrica. He has been the driving force in creating and building an upstream business for the group, sourcing, producing and trading the gas and energy for our British Gas customer base."

Centrica Chief Executive Sam Laidlaw added, "Given his excellent midstream and trading credentials as well as an extremely strong track record in developing supply and marketing businesses Mark will be a huge asset to our management and board teams and I look forward to working with him."

Mr Hanafin said, "I am very much looking forward to joining Centrica and working to continue to grow the current upstream portfolio. The group has a strong, diverse footprint with its current mix of assets and I believe there are some exciting opportunities to build on these for the future."

There are no disclosures to be made pursuant to paragraph 9.6.13R (1) - (6) of the Listing Rules.

Enquiries:

Centrica Media Relations: 08450 728801
Centrica Investor Relations: 01753 494900

RECEIVED

2008 MAR 31 A 11:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

27 March 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

Enc

March 27, 2008

Centrica begins work on proposed new offshore gas storage facility – UK's first for 25 years

Centrica plc, the parent company of British Gas, today announced that it is proposing to create the UK's first offshore gas storage facility for over 25 years. The proposal, with partners Gaz de France and First Oil plc, will focus on a development study to convert the Bains gas field, in the East Irish Sea, into a dedicated seasonal storage facility nearly one fifth the size of Rough, the UK's largest gas storage site.

Pre-development studies will run until early 2009, before a final investment decision is made to develop the project. If progressed, the facility could be available to come online for gas production and injection in the winter of 2011/12, with a storage capacity of up to 20 billion cubic feet (bcf).

The Bains project proposes to convert the existing partly depleted Bains field, eight miles north east of Centrica's South Morecambe field, to a storage facility with a dedicated twenty mile pipeline to the Barrow onshore terminal. A new unmanned platform and additional compression facilities would be required. Reservoir characteristics of the existing Bains field indicate a storage facility could offer significant flexibility to inject and produce gas at short notice.

Centrica, which operates the Bains field alongside its Morecambe fields, will project manage the development on behalf of the partners – Centrica (52.8%), Gaz de France (34%), First Oil (13.2%).

Sam Laidlaw, Chief Executive of Centrica, said: "We believe Bains has real potential as a new gas storage facility, being close to existing infrastructure and having the right reservoir characteristics.

"As the UK becomes increasingly reliant on imported gas and flexibility from North Sea fields declines in the coming years, investing in much needed storage facilities, which will boost this country's security of supply, forms part of Centrica's long term programme of investing in a range of gas, power and renewable projects to supply our British Gas customers."

Notes:
1/ The UK has the lowest level of gas storage capacity of major EU economies, at around 5 per cent of its annual demand

Enquiries:

Centrica Investor Relations:	+ 44 (0) 1753 494900
Centrica Media Relations:	
Andrew Hanson	+ 44 (0) 1753 492551

RECEIVED
2008 MAR 31 A 11:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

26 March 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

Enc

TR-1:	**NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Centrica Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	20 March 2008
6. Date on which issuer notified:	25 March 2008
7. Threshold(s) that is/are crossed or reached:	From 5% to 4% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect
ORD GBP0.061728395	184,949,096	184,949,096	182,685,618	182,685,618		4.96	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)	
Number of voting rights	% of voting rights
182,685,618	4.96

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (202,529,643 –5.50% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (202,529,643 –5.50% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (202,529,643 –5.50% = Total Position)

Legal & General Group Plc (Direct) (L&G) (182,685,618 – 4.96 % = LGAS, LGPL & PMC)

Legal & General Investment Management

Legal & General Insurance Holdings Limited

(Holdings) Limited (Direct) (LGIMHD) (144,337,701 –3.92 % = PMC) Legal & General Assurance (Pensions Management) Limited (PMC) (144,337,701 –3.92 % = PMC)	(Direct) (LGIH) Legal & General Assurance Society Limited (LGAS & LGPL) Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the total voting rights figure of 3,680,429,896
14. Contact name:	Julia Foo
15. Contact telephone number:	01753 494016

END